

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2011

Via E-mail
Dr. Murray Friedman
Chief Executive Officer
Preventia, Inc.
8900 W. Olympic Blvd, Suite 150
Beverly Hills, CA 90211

Re: Preventia, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 2, 2011
File No. 333-171104

Dear Dr. Friedman:

We have reviewed the above filing and your response letter dated March 1, 2011 and have the following comments. Where prior comments are referenced, they refer to our letter dated February 8, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Please understand that after reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Business Operations, page 18

General

1. Your response to prior comment 1 still does not appear to have addressed all third-party statements in your prospectus. Please provide us with the relevant portions of the following research reports you cite.

   - "Based on our market research, we believe that there is a large market demand for occupational and brain training software applications." (page 12)

   - "Research has shown that cognitive performance of adults is threatened by stressful workplaces, which tend to produce poor conditions for occupational and brain improvement." (page 21)

To expedite our review, clearly mark each source to highlight the applicable portion or section containing the statistic. Also, tell us whether all or any of the research reports were prepared for you. Please also note SEC Release 33-7856, regarding the implications of including Internet addresses in your document. We note that you have included a hyperlink to a third-party website on page 22.

Exhibits

2.   We note that your response to prior comment 6 does not address whether the agreement with Dr. Friedman for up to $100,000 is in writing. Please file any agreements regarding this loan as an exhibit to the registration statement, or advise. See Item 601(b)(10)(ii)(A) of Regulation S-K.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding these comments, please contact Courtney Haseley, Attorney-Advisor, at (202) 551-3548. If you require further assistance, please contact me at (202) 551-3453.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        Jody Walker, Esq.